NSTAR Electric Company and Subsidiary						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months
	Ended
	March 31,	For the Years Ended December 31,
(Thousands of Dollars)	2016	2015	2014	2013	2012	2011
Earnings, as defined:
Net income	$54,493	$344,542	$303,088	$268,546	$190,242	$252,494
Income tax expense	34,101	228,044	201,981	172,866	123,966	165,686
Equity in earnings of regional equity investees	70	(343)	(408)	(550)	(412)	(501)
Dividends received from regional equity investees	-	-	-	344	286	676
Fixed charges, as below	22,050	80,536	82,503	73,115	72,364	76,219
Less: Interest capitalized (including AFUDC)	(359)	(1,980)	(2,027)	(511)	(259)	(185)
Total earnings, as defined	$110,355	$650,799	$585,137	$513,810	$386,187	$494,389

Fixed charges, as defined:
Interest Expense	$20,889	$75,347	$77,878	$70,383	$70,054	$69,427
Rental interest factor	802	3,209	2,598	2,221	2,051	6,607
Interest capitalized (including AFUDC)	359	1,980	2,027	511	259	185
Total fixed charges, as defined	$22,050	$80,536	$82,503	$73,115	$72,364	$76,219

Ratio of Earnings to Fixed Charges	5.00	8.08	7.09	7.03	5.34	6.49